UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               Washington Bancorp
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    937262103
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                                 (CUSIP Number)


                                  Stan Carlson
                              102 East Main Street
                             Washington, Iowa 52353
                                 (319) 653-7256
--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 15, 1998
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP No. 937262103

  1.        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stan Carlson
- --------  --------------------------------------------------------------------
  2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
            A GROUP                    (a) __
                                       (b) __
- --------  --------------------------------------------------------------------
  3.        SEC USE ONLY
- --------  --------------------------------------------------------------------
  4.        SOURCE OF FUNDS

            PF
- --------  --------------------------------------------------------------------
  5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)  __

- --------  --------------------------------------------------------------------
  6.        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
- --------  --------------------------------------------------------------------

  7.        SOLE VOTING POWER

NUMBER OF                               24,202 (See Item 5)
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH
----------------------------- --------  ---------------------------------------
  8.        SHARED VOTING POWER

            9,762 (See Item 5)
  --------  -------------------------------------------------------------------
  9.        SOLE DISPOSITIVE POWER

            22,311 (See Item 5)
  --------  -------------------------------------------------------------------
  10.       SHARED DISPOSITIVE POWER

            11,653 (See Item 5)
  --------  -------------------------------------------------------------------
  11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON

            33,965 (See Item 5)
- --------  -------------------------------------------------------------------
  12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN  SHARES   __
- --------  -------------------------------------------------------------------
  13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
            (11)

            5.6% (See Item 5)
- --------  -------------------------------------------------------------------
  14.       TYPE OF REPORTING PERSON

            IN
- --------  -------------------------------------------------------------------


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Item 1.  Security and Issuer
         The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock"), of Washington Bancorp (the "Company"), Washington, Iowa, a bank holding company with its main office located at 102 East Main Street, Washington, Iowa 52353.

Item 2.  Identity and Background
         The name and address of the person filing this statement is Stan Carlson, 102 East Main Street, Washington, Iowa 52353. Mr. Carlson is President, Chief Executive Officer and a Director of the Company at the address stated above. During the last five years, Mr. Carlson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.
         Mr. Carlson is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
         On March 11, 1996, in connection with the Company's initial public offering of Common Stock, Mr. Carlson acquired 5,238 shares of Common Stock individually and 762 shares of Common Stock jointly with his mother Donna Carlson. Also, in connection with the Company's initial public offering Mr. Carlson's wife, Nanette Carlson acquired 3,900 shares individually, 50 shares jointly with Mr. and Mrs. Carlson's son, Troy Carlson, 50 shares jointly with Mr. and Mrs. Carlson's son Travis, 3,000 shares jointly with Mr. and Mrs. Carlson's daughter, Trista, and 2,000 shares jointly

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with her father,  Earl Newman.  All of these  purchases  were made with personal funds for an aggregate purchase price of $150,000.
         On March 12, 1996, 5,000 shares of Common Stock were purchased by Mr. Carlson through a self-directed Individual Retirement Account for an aggregate purchase price of $53,750.
         On November 22, 1996, 238 shares of Common Stock were purchased by Mr. Carlson individually with personal funds for an aggregate purchase price of $2,677.50.
         As of September 30, 1998, a total of 6,576 shares of Common Stock had been awarded to Mr. Carlson pursuant to the Company's Recognition and Retention Plan (the "RRP"). Mr. Carlson has sold 1,315 of these shares, leaving him with 5,261 shares of Common Stock awarded pursuant to the RRP. Mr. Carlson has sole voting and dispositive power over all of the shares of Common Stock awarded under the RRP.
         Mr. Carlson has 1,892 shares of Common Stock allocated to his account under the Company's Employee Stock Ownership Plan ("ESOP") as of the latest ESOP plan statement dated December 31, 1997.
         In addition, Mr. Carlson has options to purchase 6,574 shares of Common Stock, all of which are vested pursuant to the Company's Stock Option and Incentive Plan (the "Stock Option Plan"). The stock option awards were granted to Mr. Carlson at an exercise price of $11.25 per share. As a result, Mr. Carlson owns in excess of five percent of Company Common Stock.

Item 4.  Purpose of Transaction

     All of the shares purchased were acquired for investment. Mr. Carlson may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares Common Stock for investment or dispose of shares Common Stock. As President, Chief

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Executive  Officer and a Director,  Mr.  Carlson  regularly  explores  potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.
         Except as noted above, Mr. Carlson has no plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of Company, or the disposition of securities by the Company;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of material amount of assets of the Company or any of its subsidiaries;

          (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any persons;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

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          (i) a class of equity  securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
         (a) Mr. Carlson beneficially owns an aggregate of 33,965 shares of the Company Common Stock, constituting 5.6% of the number of shares of such Common Stock outstanding on the date hereof. Such amount includes options granted to Mr. Carlson to purchase 6,574 shares pursuant to the Stock Option Plan.

          (b)  With  respect  to  the  33,965   shares  of  Common  Stock  owned
beneficially by Mr. Carlson, such amounts include:

               (1) 17,629 shares of Common Stock which Mr. Carlson has sole voting power;

               (2) 7,000 shares of Common Stock over which Mr. Carlson shares voting power with his spouse Nanette Carlson, who's address is 102 East Main Street, Washington, Iowa 52353. Mrs. Carlson is payroll clerk at Modine Manufacturing. During the last five years, Mrs. Carlson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Carlson is a citizen of the United States of America.

               (3) 2,000 shares of Common Stock over which Mr. Carlson shares voting power with his spouse Nanette Carlson and her father Mr. Earl Newman, who's address is P.O. Box 96, Primghar, Iowa 51245. Mr. Newman is a retired postal carrier and self employed auto repair

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               specialist.  During the last five years,  Mr. Newman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mr. Newman is a citizen of the United States of America.

               (4) 762 shares of Common Stock over which Mr. Carlson shares voting power with his mother Mrs. Donna Carlson, who's address is 304 West Second Street, Sanborn, Iowa 51248. Mrs. Carlson is a retired cashier formally with Sanborn Savings Bank. During the last five years, Mrs. Carlson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Carlson is a citizen of the United States of America.

               (5) 15,737 shares of Common Stock over which Mr. Carlson has sole dispositive power.

               (6) 11,654 shares of Common Stock over which Mr. Carlson has shared dispositive power, which includes the 7,000 shares of Common Stock mentioned in paragraph 2 above, 2,000 shares of Common Stock mentioned in paragraph 3 above, 762 shares of Common Stock mentioned in paragraph 4 above and 1,892 shares of Common Stock over which the ESOP trustee shares dispositive power. First Bankers Trust Company, N.A., who's address is 1201 Broadway, Quincy, Illinois 62301 is the ESOP trustee.

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               (7) Sole  voting  power and  dispositive  power  over  options to purchase  6,574  shares  of  Common  Stock.

          (c) The following transactions involving Mr. Carlson's beneficial ownership of Common Stock were effected in the past sixty days: (1) Mr. Carlson was awarded options to purchase 3,287 shares of Common Stock on October 15, 1998.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Carlson.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
              Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Carlson and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Company Common Stock beneficially owned by Mr. Carlson is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.  Material to be Filed as Exhibits
         None.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: October 15, 1998                                  /s/ Stan Carlson
 -------------------------                               ----------------
                                                            Stan Carlson



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